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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                                 TIMELINE, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   887336 10 5
             -------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 887336 10 5              SCHEDULE 13G                Page 2 of 4 Pages

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    1. Names of Reporting Persons...........................CHARLES R. OSENBAUGH

       I.R.S. Identification Numbers of Reporting Persons
       (entities only)......................................
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   #2. Check Appropriate Box if a Member of a Group:
       (a) [ ]
       (b) [ ]
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    3. SEC Use Only
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    4. Citizenship or Place of Organization ........................U.S. CITIZEN
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       Number of Shares Beneficially Owned by Each Reporting Person With:
       -------------------------------------------------------------------------
          5. Sole Voting Power .....................................530,037

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          6. Shared Voting Power ...................................70,973

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          7. Sole Dispositive Power ................................530,037

       -------------------------------------------------------------------------
          8. Shared Dispositive Power ..............................70,973

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    9. Aggregate Amount Beneficially Owned by Each Reporting
       Person.......................................................601,010
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  #10. Check Box if Aggregate Amount in Row "9" Excludes Certain
       Shares ......................................................[X]
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   11. Percent of Class Represented by Amount in Row "9"............14.1%

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  #12. Type of Reporting Person ....................................IN

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#See Instructions.

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CUSIP NO. 887336 10 5                        SCHEDULE 13G                           Page 3 of 4 Pages

ITEM 1.  (a)  Issuer .............................................. TIMELINE, INC.

         (b)  Principal Executive Offices ......................... 3055 - 112TH AVENUE NE, SUITE 106
                                                                    BELLEVUE, WASHINGTON  98004

ITEM 2.  (a)  Person Filing ....................................... CHARLES R. OSENBAUGH
         (b)  Principal Business Office or, if none, Residence .... C/O TIMELINE, INC.
                                                                    3055 - 112TH AVENUE NE, SUITE 106
                                                                    BELLEVUE, WASHINGTON  98004

         (c)  Citizenship ......................................... U.S. CITIZEN

         (d)  Title of Class of Securities ........................ COMMON STOCK

         (e)  CUSIP Number ........................................ 887336 10 5

ITEM 3.  Statement Filed Pursuant Section 240.13d-1(b) or Section 240.13d-2(b) or (c), by:
         NOT APPLICABLE

         (a) [ ]  Broker or dealer registered under Act Section 15 (15 U.S.C. 78o)

         (b) [ ]  Bank as defined in Act Section 3(a)(6) (15 U.S.C. 78c)

         (c) [ ]  Insurance company as defined in Act Section 3(a)(19) (15 U.S.C. 78c)

         (d) [ ]  Investment company registered under Section 8, Investment Company Act of 1940 (15
                  U.S.C. 80a-8)

         (e) [ ]  Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

         (f) [ ]  Employee benefit plan or endowment fund in accordance with Section
                  240.13d-1(b)(1)(ii)(F)

         (g) [ ]  Parent holding company or control person in accordance with Section
                  240.13d-1(b)(1)(ii)(G)

         (h) [ ]  Savings association as defined in Section 3(b), Federal Deposit Insurance Act (12
                  U.S.C. 1813)

         (i) [ ]  Church plan excluded from the definition of an investment company under Section
                  3(c)(14), Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

         Statement Filed Pursuant Section 240.13d-1(c) (if
         applicable, check box) ................................... [ ]

ITEM 4.  Ownership of Securities Identified in Item 1.

         (a)  Amount beneficially owned ................................. 601,010 (1)

         (b)  Percentage of class ....................................... 14.1% (3)

         (c)  Number of shares as to which such person filing has:

              (i)    sole power to vote or direct the vote .............. 530,037 (1)

              (ii)   shared power to vote or to direct the vote ......... 70,973 (2)

              (iii)  sole power to dispose of or direct disposition ..... 530,037 (1)

              (iv)   shared power to dispose of or direct disposition ... 70,973 (2)

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         (1)  THE 530,037SHARES BENEFICIALLY OWNED BY REPORTING PERSON CONSIST
              OF (a) 318,436 SHARES OWNED DIRECTLY, (b) 94,276 SHARES SUBJECT TO OPTIONS EXERCISABLE BY REPORTING PERSON WITHIN 60 DAYS OF THE DATE OF HEREOF, (c) 17,325 SHARES SUBJECT TO FULLY-VESTED WARRANTS GRANTED TO REPORTING PERSON IN CONNECTION WITH CERTAIN ISSUER LOAN GUARANTEES, AND (d) 100,000 SHARES SUBJECT TO OPTIONS GRANTED TO REPORTING PERSON AND VESTING INCREMENTALLY BASED ON SPECIFIED CLOSING PRICE OF OVER-THE-COUNTER TRADING OF ISSUER'S COMMON STOCK, I.E. WHEN TRADING CLOSES AT OR ABOVE $5 FOR TEN CONSECUTIVE DAYS OR SEVEN YEARS FROM THE DATE OF ISSUANCE IF REPORTING PERSON IS STILL EMPLOYED BY COMPANY. DOES NOT INCLUDE
              (a) 15,015 SHARES HELD IN AN INDIVIDUAL REQUIREMENT ACCOUNT BELONGING TO REPORTING PERSON'S SPOUSE, AND (b) AN AGGREGATE OF 1,000 SHARES HELD IN THE NAMES OF REPORTING PERSON'S CHILDREN, FOR WHICH SHARES REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST.

         (2) CONSISTS OF 70,973 SHARES HELD IN THE TIMELINE EMPLOYEE STOCK OWNERSHIP PLAN FOR WHICH THE REPORTING PERSON SERVES AS A TRUSTEE AND HAS SHARED VOTING RIGHTS.

         (3) CALCULATED IN ACCORDANCE WITH EXCHANGE ACT RULE 13D-3; BASED ON 4,252,599 SHARES OF COMMON STOCK, CONSISTING OF 4,040,998 SHARES OUTSTANDING AS OF CLOSE OF BUSINESS ON JANUARY 15, 2001 (AS REFLECTED IN ISSUER'S FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2000), AND 211,601 SHARES SUBJECT TO OPTIONS AND WARRANTS GRANTED TO REPORTING PERSON AND EXERCISABLE WITHIN 60 DAYS OF THE DATE OF THIS AMENDMENT TO SCHEDULE 13G.


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CUSIP NO. 887336 10 5                       SCHEDULE 13G                           Page 4 of 4 Pages

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ITEM 5.  Ownership of Five Percent or Less of Class. (if filing to report cessation of beneficial ownership of more than five percent of class, check box) ...................................... [ ]

ITEM 6.  Ownership of More than Five Percent of Class on Behalf of
         Another............................................................ [NOT APPLICABLE]

ITEM 7.  Identification and Classification of Subsidiary Which
         Acquired Security Being Reported on By Parent Holding
         Company............................................................ [NOT APPLICABLE]

ITEM 8.  Identification and Classification of Members of Group.............. [NOT APPLICABLE]

ITEM 9.  Notice of Dissolution of Group..................................... [NOT APPLICABLE]

ITEM 10. Certification ..................................................... [NOT APPLICABLE]

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                                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              FEBRUARY 7, 2001
                                ---------------------------------------------
                                                   (Date)

                             X            /S/ CHARLES R. OSENBAUGH
                                ---------------------------------------------
                                                (Signature)

'                                            CHARLES R. OSENBAUGH
                                ---------------------------------------------
                                                (Name/Title)